EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS

(Dollars in Millions)
 (Unaudited)

Six Months Ended June 30, 2010
Earnings:
Income before income taxes	$1,596

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	33
Portion of rents representative of interest factor	35
Less:
Gain on equity investments	(3)
Income as adjusted	$1,661
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	33
Portion of rents representative of interest factor	35
Capitalized interest	3
Total fixed charges	$71
Preferred Dividends:
Dividends on Preference Stock	$19
Ratio of earnings to fixed charges	23.4
Ratio of earnings to fixed charges and preferred dividends	18.5